UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 12823

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2017 AND ENDING 12/31/2017
        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Clinger & Co., Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6505 Clawson St.

OFFICIAL USE ONLY
FIRM I.D. NO.

                (No. and Street)

Houston	Texas	77055
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Norman Clinger   (713) 682-5875
                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dollar Logsdon, CPA

               (Name – *if individual, state last, first, middle name*)

3208 Jameston Dr.	Flower Mound	Texas	75028
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☐ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Norman Clinger _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Clinger & Co., Inc. _____, as of December 31 _____, 20 17 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



SHERELLY G POSANA
Notary Public, State of Texas
My Commission Expires
DECEMBER 24, 2018

_____
Signature

Designated Principal
_____
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLINGER & CO., INC.

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2017

Contents

 # Dollar Logsdon CPA

3208 Jameston Dr * Flower Mound, TX 75028 * Phone 972-315-5777 * Fax 972-315-5778

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Clinger & Co., Inc

We have audited the accompanying statement of financial condition of Clinger & Co., Inc as of December 31, 2017, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Clinger & Co., Inc's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clinger & Co., Inc as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The Schedule I - Computation of Net Capital Under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Clinger & Co., Inc's financial statements. The supplemental information is the responsibility of Clinger & Co., Inc's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I Computation of Net Capital Under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dollar Logsdon

Dollar Logsdon CPA
Flower Mound, Texas
February 27, 2018

CPA & Advisor

3

Clinger & Co., Inc.
Financial Statements
Statement of Financial Condition
As of and for the Year-Ended December 31, 2017

ASSETS		
Cash and Cash Equivalents		$ 8,080
Investments - Gold @ FMV		27,418
TOTAL CURRENT ASSETS		35,498
TOTAL LONG-TERM ASSETS		-
TOTAL ASSETS		$ 35,498
LIABILITIES and MEMBERS' EQUITY		
LIABILITIES		
Accounts Payable Including Federal Taxes		125
TOTAL CURRENT LIABILITIES		125
TOTAL LONG-TERM LIABILITIES		-
TOTAL LIABILITIES		125
Stockholder's Equity		
Common Stock, par value $1 per share		
100,000 shares authorized; 1,000 shares		
issued and outstanding	$ 1,000	
Paid-in-Capital	28,916	
Retained Earnings	3,488	
Net Income	1,969	
TOTAL STOCKHOLDER'S EQUITY		35,373
TOTAL LIABILITIES and MEMBERS' EQUITY		$ 35,498

The accompanying notes are an integral part of these financial statements.

4

Clinger & Co., Inc.
<u>Financial Statements</u>
Statement of Operations
As of and for the Year-Ended December 31, 2017

Revenues	
Commissions	$ 45,283
Total Revenue	$ 45,283
Operating Expenses	
Auto Expense	3,022
Licenses, Permits and Taxes	6,717
Commissions	276
Dues and Subscriptions	4,802
Insurance Expense	15,236
Office Expense	10,127
Professional Fees	1,000
Telephone and Internet	4,531
Travel and Entertainment	679
Total Operating Expenses	$ 46,390
Other Income	
Net Unrealized Gain on Investments	3,077
Interest and Dividend Income	-
Total Other Income- Unrealized Gain	3077
Net Income Before Income Taxes	1,969
Federal Income Tax Provision	-
Net Income	$ 1,969

The accompanying notes are an integral part of these financial statements.

Clinger & Co., Inc.
Financial Statements
Statement of Cash Flows
As of and for the Year-Ended December 31, 2017

Cash Flows from Operating Activities:		
Net Income	$	1,969
Changes in Operating Assets and Liabilities:		
Accounts Payable		(179)
Net Cash Provided by Operating Activities		1,790
Cash Flows for Investing Activities		
Investment - Gold		(3,077)
Cash Flows from Financing Activities:		-
Net Decrease in Cash		(1,287)
Cash at Beginning of Year		9,367
Cash at End of Year	$	8,080

SUPPLEMENTAL INFORMATION

Interest Paid	$	-
Income Taxes Paid	$	-

The accompanying notes are an integral part of these financial statements.

Clinger & Co., Inc.
Financial Statements
Statement of Changes in Ownership Equity
As of and for the Year-Ended December 31, 2017

	Common Stock		Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance, December 31, 2016	1,000	$ 1,000	$28,916	2,969	$32,885
Distribution			-		-
Contribution			-		
Prior Period Adjustment				519	519
Net Income				1,969	1,969
Balance, December 31, 2016	1,000	$ 1,000	$28,916	$5,457	$35,373

The accompanying notes are an integral part of these financial statements.

Clinger & Co., Inc.
Financial Statements
Statement of Changes in Subordinated Liabilities
As of and for the Year-Ended December 31, 2017

During the year ended December 31, 2017 there were no subordinated liabilities to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

The accompanying notes are an integral part of these financial statements.

Clinger & Co., Inc.
Notes to Financial Statements
As of and for the Year-Ended December 31, 2017

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Clinger & Co., Inc. (the "Company"), a Texas C Corporation, was formed in January 1966. It is a member of the Financial Industry Regulatory Authority (FINRA). As a limited broker-dealer, the Company operated under the exemptive provisions of the Securities and Exchange Commission's (SEC) Rule 15c3-3(k)(2)(i) which provides that it will not maintain any margin accounts, will promptly transmit all customer funds and deliver securities received and does not hold funds or securities for, or owe money or securities to customers. The Company's revenues are primarily from commissions earned from various mutual funds. The Company's accounts receivable are from brokers and dealers in securities. Consequently, the Company's ability to collect the amounts is affected by economic fluctuations in the securities industry.

Description of Business

The Company, located in Houston, Texas, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(i) (the Customer Protection Rule), which provides that all funds and securities belonging to the Company's customers are held in a "Special Account for the Exclusive Benefit of customers".

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company when the services are rendered.

Income taxes

For December 31, 2017, the Company had a loss for tax purposes in the amount of ($768). As of December 31, 2017, the Company had loss carry forward in the amount of $9,154 for which a valuation allowance was recorded.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130 Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others.

During the year ended December 31, 2017, the Company had $3,077 in unrealized gain on assets held which are not classified as held for sale and therefore classified as other income on the income statement.

Concentrations

The Company has revenue concentrations; the company specializes in sales of securities.

NOTE B - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. There were no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2017, management of the Company had not been notified by the clearing broker-dealer nor were they otherwise aware of any potential losses relating to this indemnification.

NOTE D – FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date (i.e., an exit price). The guidance includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

> *Level 1* – Quoted, active market prices for identical assets or liabilities. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers of brokers in active markets. Valuation is obtained from readily available pricing sources for market transactions involving identical assets or liabilities. The Company did have not any Level 1 assets.

Level 2 – Observable inputs other than Level 1, such as quoted market prices for similar assets or liabilities, quoted for identical or similar assets in inactive markets, and model derived valuations in which all significant inputs are observable in active markets. The Company did have Level 2 assets or liabilities.

Level 3 – Valuation techniques in which one or more significant inputs are observable in the marketable. The Company did not have any Level 3 assets or liabilities.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2017.

	Level 1	Level 2	Level 3	Total
Assets				
Gold	-	$ 27,418	-	$27,418
Securities	-	-	-	-
Total	-	$27,418	-	$27,418

NOTE E – SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recordings or disclosure in the financial statements. The evaluation was performed through February 27, 2018, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Clinger & Co., Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2017

Computation of Net Capital

Stockholder's Equity		$ 35,373
Non-Allowable Assets		
Total Non-Allowable Assets		
		$ 0
Haircuts on Securities Positions		
Securities Haircuts	$ 5,484	
Undue Concentration Charges	-	
Total Haircuts on Securities Positions		$ 5,484
Net Allowable Capital		$ 29,889

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ -
Minimum Dollar Net capital Requirement of Reporting Broker-Dealer	5,000
Net Capital Requirement	5,000
Excess Net Capital	24,889

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 115
Percentage of Aggregate Indebtedness to Net Capital	.46%

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA as of December 31, 2016	$ 29,909	
Adjustments		(20)
Net Capital per Audit		$ 29,889

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited FOCUS X-17A-5 report dated December 31, 2017..

Clinger & Co., Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2017

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2017, the Company had net capital of $29,889 which was $24,889 in excess of its required net capital of $5,000. The Company's net capital ratio was .46%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(i); the Company shall maintain a "Special Account for the Exclusive Benefit of customers".

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers. SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The company is exempt from filing the supplemental report under SEA Rule17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

CLINGER & COMPANY, INC
6505 CLAWSON STREET
HOUSTON, TEXAS 77055-7103
PH: 832-577-7999   FAX: 713-686-7254

February 27, 2018

Dollar Logsdon CPA
3208 Jameston Drive
Flower Mound, TX 75028

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)9i)(B)(2)

To the best knowledge and belief Clinger & Company, Inc.

1. claims exemption 15c3-3(k)(2)(i)] from 15c3-3;

2. Clinger & Company, Inc. has met the identified exemption from January 1, 2017, through December 31, 2017, without exception, unless, if applicable, are stated in number 3, below;

3. Clinger & Company, Inc. has had no exceptions to report this fiscal year.

Regards,



Norman Clinger
President

 **Dollar Logsdon CPA**

3208 Jameston Dr * Flower Mound, TX 75028 * Phone 972-315-5777 * Fax 972-315-5778

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the board of Clinger & Co., Inc

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Clinger & Co., Inc identified the following provisions of 17 C.F.R. §15c3-3(k) under which Clinger & Co., Inc claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(i), (the "exemption provisions") and (2) Clinger & Co., Inc stated that Clinger & Co., Inc met the identified exemption provisions throughout the most recent fiscal year without exception. Clinger & Co., Inc's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Clinger & Co., Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dollar Logsdon

Dollar Logsdon CPA
Flower Mound, Texas
February 27, 2018

CPA & Advisor

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